

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2010

<u>Via Facsimile 212.310.8007 and U.S. Mail</u>
Michael Aiello, Esq.
Weil Gotshal & Manges, LLP
757 Fifth Avenue
New York, NY
10153

> **Re: Cedar Fair, L.P.**
> **Definitive Additional Soliciting Materials filed**
> **on Schedule 14A**
> **Filed December 17, 2010**
> **File No. 001-09444**

Dear Mr. Aiello:

We have conducted a limited review of the filing listed above and have the following comment.

1. We refer to oral comments conveyed to counsel on December 22, 2010 regarding the aforementioned filing. Please supplementally provide a written response that sets forth the basis for the statement, "[i]n fact, the COO, [Mr. Falfas] resigned…" Your response should address what appears to be a letter from Mr. Falfas' attorney that was made publicly available by Q Fund in soliciting materials filed on December 20, 2010. We may have further comment.

Please promptly respond to our comment. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions